UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Davis Commodities Limited

(Name of Issuer)

Ordinary shares, par value $0.000000430108 per share

(Title of Class of Securities)

G2677P105

(CUSIP Number)

Li Peng Leck

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

+65 6896 5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G2677P105

1	Name of reporting persons Li Peng Leck
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 19,125,131*
	9	Sole dispositive power 0
	10	Shared dispositive power 19,125,131*

11	Aggregate amount beneficially owned by each reporting person 19,125,131*
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 78.1%**
14	Type of reporting person IN

*	Includes: (i) 15,056,700 ordinary shares held through Davis & KT Holdings Pte. Ltd., in which Li Peng Leck is considered the controlling person and holds 100% voting and dispositive power over those shares, as of the date hereof, (ii) 2,108,381 ordinary shares directly held by Lek Pow Sheng, Pauson, who is the nephew of Li Peng Leck and (iii) 1,960,050 ordinary shares directly held by Leck Yak Tee, Zaccheus, who is the brother of Li Peng Leck. Li Peng Leck shares voting and dispositive power over the ordinary shares held by Lek Pow Sheng, Pauson and Leck Yak Tee, Zaccheus.
**	Based on 24,500,625 ordinary shares outstanding as of the date hereof.

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1	Name of reporting persons Lek Pow Sheng, Pauson
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,108,381*
	9	Sole dispositive power 0
	10	Shared dispositive power 2,108,381*

11	Aggregate amount beneficially owned by each reporting person 2,108,381*
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 8.6%*
14	Type of reporting person IN

*	Represents 2,108,381 ordinary shares directly held by Lek Pow Sheng, Pauson. Li Peng Leck shares voting and dispositive power over the ordinary shares held by Lek Pow Sheng, Pauson.
*	Based on 24,500,625 ordinary shares outstanding as of the date hereof.

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1	Name of reporting persons Leck Yak Tee, Zaccheus
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,960,050*
	9	Sole dispositive power 0
	10	Shared dispositive power 1,960,050*

11	Aggregate amount beneficially owned by each reporting person 1,960,050*
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 8.0%**
14	Type of reporting person IN

*	Represents 1,960,050 ordinary shares directly held by Leck Yak Tee, Zaccheus. Li Peng Leck shares voting and dispositive power over the ordinary shares held by Leck Yak Tee, Zaccheus.
**	Based on 24,500,625 ordinary shares outstanding as of the date hereof.

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Item 1. Security and Issuer.

This Schedule 13D ("Schedule 13D”) relates to the ordinary shares with par value of $0.000000430108 each.

Issuer:	Davis Commodities Limited (the “Issuer”)
10 Bukit Batok Crescent, #10-01, The Spire Singapore 658079 +65 6896 5333

Item 2. Identity and Background.

(a)	This Schedule 13D is being jointly filed by Li Peng Leck (“LPL”), Lek Pow Sheng, Pauson (“LPSP”) and Leck Yak Tee, Zaccheus (“LYTZ,” together with LPL and LPSP, the “Reporting Persons”).

(b)

The principal business address of LPL is 10 Bukit Batok Crescent, #10-01, The Spire Singapore 658079.

The principal address of LPSP is Block 645 Jurong West Street 61, #14-102 Singapore 640645.

The principal address of LYTZ is Block 546A Segar Road, #17-65 Singapore 671546.

(c)

LPL is the board of directors and chairwoman of the Issuer.

LPSP is the founder of Lek Auto Pte Ltd, a car dealership, at 1 Sunview Road #01-45/46 Eco-tech@Sunview, Singapore 627615.

LYTZ is a sales manager of the Issuer.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	LPL, LPSP and LYTZ are all citizens of Singapore.

Item 3. Source and Amount of Funds or Other Consideration.

On April 2, 2024, LPSP purchased 2,108,381 ordinary shares of the Issuer, for a consideration of US$2,361,386.72, from Ng Hong Whee through a private placement. The source of funds for this transaction was LPSP’s personal funds.

On April 2, 2024, LYTZ purchased 1,960,050 ordinary shares of the Issuer, for a consideration of US$2,195,256.00, from Ng Hong Whee through a private placement. The source of funds for this transaction was LYTZ’s personal funds.

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Item 4. Purpose of Transaction.

The purpose of the aforementioned acquisitions is for investment. LPSP and LYTZ will evaluate their investment in the Issuer from time to time and may at any time, based on such evaluation, market conditions and other circumstances, increase or decrease their security holdings in the Issuer or may change their investment strategy as regards to the Issuer.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

As part of ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Issuer’s ordinary shares that may be deemed to be beneficially owned by the Reporting Persons, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b)
Reporting Persons	Beneficial Ownership	Percentage of Total Ordinary Shares(1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
LPL	19,125,131(2)	78.1%	0	19,125,131(2)	0	19,125,131(2)
LPSP	2,108,381 (3)	8.6%	0	2,108,381 (3)	0	2,108,381 (3)
LYTZ	1,960,050 (4)	8.0%	0	1,960,050 (4)	0	1,960,050 (4)

(1)	The beneficial ownership percentage is calculated based on 24,500,625 ordinary shares of the Issuer issued and outstanding as of the date hereof.

(2)	Represents the number of ordinary shares beneficially held by LPL as of the date hereof, including (i) 15,056,700 ordinary shares held through Davis & KT Holdings Pte. Ltd., in which LPL is considered the controlling person and holds 100% voting power over those shares, (ii) 2,108,381 ordinary shares directly held by LPSP, who is the nephew of LPL and (iii) 1,960,050 ordinary shares directly held by LYTZ, who is the brother of LPL. LPL shares voting and dispositive power over the ordinary shares held by LPSP and LYTZ.

(3)	Represents the number of ordinary shares held by LPSP as of the date hereof. LPL shares voting and dispositive power over the ordinary shares held by LPSP.

(4)	Represents the number of ordinary shares held by LYTZ as of the date hereof. LPL shares voting and dispositive power over the ordinary shares held by LYTZ.

(c)	To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the ordinary shares during the past 60 days.

(d)	To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the ordinary shares.

(e)	Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated April 12, 2024
99.2	Sale and Purchase Agreement, dated April 2, 2024, by and between Ng Hong Whee and Leck Yak Tee, Zaccheus
99.3	Sale and Purchase Agreement, dated April 2, 2024, by and between Ng Hong Whee and Lek Pow Sheng, Pauson

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2024

By:	/s/ Li Peng Leck
Name:	Li Peng Leck

By:	/s/ Lek Pow Sheng, Pauson
Name:	Lek Pow Sheng, Pauson

By:	/s/ Leck Yak Tee, Zaccheus
Name:	Leck Yak Tee, Zaccheus

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